Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

The following description summarizes some of the terms of our restated certificate of incorporation, as amended, and amended and restated bylaws and of the Delaware General Corporation Law. This description is summarized from, and qualified in its entirety by reference to, our restated certificate of incorporation, as amended, and amended and restated bylaws, each of which has been publicly filed with the SEC.

Our authorized capital stock consists of:

•	400,000,000 shares of common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, par value $0.0001 per share

Common Stock

Our common stock is listed on the Nasdaq Capital Market under the symbol “QTTB.”

Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our restated certificate of incorporation, as amended, and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our restated certificate of incorporation, as amended. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.”

Rights Upon Liquidation. In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Transfer Agent

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.

Dividend

Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. We have never declared or paid any cash dividends on our common stock. We do not intend to declare or pay cash dividends for the foreseeable future. We currently expect to retain all future earnings, if any, for use in the development, operation and expansion of our business. Any determination to pay cash dividends in the future will depend upon, among other things, our results of operations, plans for expansion, tax considerations, available net profits and reserves, limitations under law, financial condition, capital requirements and other factors that our board of directors considers to be relevant.

Preferred Stock

Under the terms of our restated certificate of incorporation, as amended, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Registration Rights

In connection with an Agreement and Plan of Merger, or the Merger Agreement, Q32 Bio Operations Inc. (previously named Q32 Bio Inc. and referred to herein as Legacy Q32) entered into a subscription agreement in November 2023, or the Subscription Agreement, with certain investors to consummate their purchase of shares of Legacy Q32’s common stock for an aggregate purchase price of $42.0 million, or the Pre-Closing Financing. On March 25, 2024, Kenobi Merger Sub, Inc., a wholly-owned subsidiary of Homology Medicines, Inc., or Homology, completed its merger, or the Merger, with and into Legacy Q32, with Legacy Q32 continuing as the surviving entity as a wholly-owned subsidiary of Homology. Pursuant to the Subscription Agreement, on March 25, 2024, we entered into a registration rights agreement, or the Registration Rights Agreement, with the investors in the Pre-Closing Financing. Under the Registration Rights Agreement, among other things, we agreed to register for resale certain shares of our common stock held by such investors from time to time, including shares of our common stock issued in the Merger in exchange for the shares of Legacy Q32 common stock issued in the Pre-Closing Financing.

Pursuant to the Registration Rights Agreement, we are obligated to prepare and file a shelf registration statement covering the resale of covered shares of our common stock within forty-five (45) calendar days following the closing of the Merger, subject to certain exceptions, pursuant to Rule 415 of the Securities Act of 1933, as amended, or the Securities Act. We also agreed to use our reasonable best efforts to keep such registration statement continuously effective under the Securities Act until the earlier of the date that all registrable securities covered by such registration statement (a) have been sold, thereunder or pursuant to Rule 144 of the Securities Act, or Rule 144, or (b) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for us to be in compliance with the current public information requirement under Rule 144. The registration rights agreement also provides that we will pay certain expenses of the securityholders and indemnify the applicable securityholders against certain liabilities.

Pre-Funded Warrants

As of March 1, 2026, we had 1,025,654 shares of common stock issuable upon the exercise of pre-funded warrants and each of such pre-funded warrants has an initial exercise price per share equal to $0.0001. The pre-funded warrants are immediately exercisable upon issuance and may be exercised at any time until they are exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends and distributions, stock splits, stock combinations, reclassification, reorganizations or similar events affecting our common stock and the exercise price.

A holder of the pre-funded warrants will not have the right to exercise any portion of the pre-funded warrants if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. However, any holder may increase or decrease such percentage, but in no event may such percentage be increased to more than 9.99%, provided that any increase will not be effective until the 61st day after such election.

The pre-funded warrants will be exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of shares of common stock underlying the pre-funded warrants under the securities act is effective and available for the issuance of such shares, or an exemption from registration under the securities act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. The pre-funded warrants may also be exercised, in whole or in part, at such time by means of a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant.

Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of our common stock, the holder of a pre-funded warrant will not have the rights or privileges of a holder of our common stock, including any voting rights or rights to receive dividends, until the holder exercises the pre-funded warrant.

There is no established trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange or other trading market.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of the Delaware law, our restated certificate of incorporation, as amended, and amended and restated bylaws could make the following transactions more difficult: an acquisition by means of a tender offer; an acquisition by means of a proxy contest or otherwise; or the removal incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of it. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our restated certificate of incorporation, as amended, eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our restated certificate of incorporation, as amended, and amended and restated bylaws provide that, subject to the rights of holders of any series of preferred stock, no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote in the election of directors. Subject to the rights of holders of any series of preferred stock, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of directors then in office, unless our board of directors determines by resolution that any such vacancy or newly created directorship shall be filled by our stockholders.

Stockholders Not Entitled to Cumulative Voting

Our restated certificate of incorporation, as amended, does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our restated certificate of incorporation, as amended, provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against it arising pursuant to any provision of the General Corporation Law of the State of Delaware or our restated certificate of incorporation, as amended, or amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. Our restated certificate of incorporation, as amended, also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation, as amended, is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

In addition, our amended and restated bylaws provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and any person or entity purchasing or otherwise acquiring or holding any interest in our shares of capital stock shall be deemed to have notice of and consented to this choice of forum provision.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon.

The provisions of Delaware law, our restated certificate of incorporation, as amended, and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.